FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, October 31, 2005, Series 2005-AC8	333-125422

Name of Person Filing the Document
(If Other than the Registrant)





05070559



SEC MAIL
RECEIVED
NOV 03 2005
WASH., D.C.



PROCESSED
NOV 07 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: 
Name:
Title:

Dated: October 31, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials


SEC MAIL
RECEIVED
PROCESSING
NOV 08 2005
WASH, D.C.
192
SECTION

$369,597,217 (Approximately)

Mortgage Pass-Through Certificates, Series 2005-AC8

Bear Stearns Asset Backed Securities I Trust 2005-AC8
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

October 26, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. You are urged to read the prospectus and the prospectus supplement or private placement memorandum (the "Offering Documents") and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and is subject to completion. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c)

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL	Final Scheduled Dist. Date	Expected Ratings (Mdy's/S&P)
A-1	$141,176,000	37.17%	9.50%	Floater (d)	**3.926**	11/25/35	Aaa/AAA
A-2	$141,176,000	Notional (e)	9.50%	Inv Floater(e)	**3.926**	11/25/35	Aaa/AAA
A-3	$141,176,000	Notional (e)	9.50%	Inv Floater(e)	**3.926**	11/25/35	Aaa/AAA
A-4	$61,000,000	16.06%	9.50%	5.50% Fixed	**3.558**	11/25/35	Aaa/AAA
A-5	$107,030,000	28.18%	9.50%	5.50% Fixed	**1.994**	11/25/35	Aaa/AAA
A-6	$1,209,000	0.32%	9.50%	Principal Only(f)	**5.490**	11/25/35	Aaa/AAA
A-7	$13,298,000	3.50%	9.50%	6.00% Fixed	**5.490**	11/25/35	Aaa/AAA
A-8	$20,000,000	5.26%	9.50%	5.50% Fixed	**10.856**	11/25/35	Aaa/AAA
X-1	$4,801,591	Notional (g)	9.50%	Interest Only(h)	**4.577**	11/25/35	Aaa/AAA
PO	$54,218	0.01%	9.50%	Principal Only(f)	**4.371**	11/25/35	Aaa/AAA
B-1	$15,194,000	4.00%	5.50%	Variable(i)	**10.408**	11/25/35	NR/AA
B-2	$6,647,000	1.75%	3.75%	Variable(i)	**10.408**	11/25/35	NR/A
B-3	$3,989,000	1.05%	2.70%	Variable(i)	**10.408**	11/25/35	NR/BBB
B-4	$4,558,000	1.20%	1.50%	Variable(i)	**10.408**	11/25/35	NR/BB
B-5	$3,229,000	0.85%	0.65%	Variable(i)	**10.408**	11/25/35	NR/B
B-6	$2,470,045	0.65%	0.00%	Variable(i)	**10.408**	11/25/35	NR/NR
Total	**$379,854,263**	100.00%					

Notes: (a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation.
(b) Prepayment Pricing Speed Assumption: 8% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.
(c) The Certificates will be subject to the 10% cleanup call.
(d) The pass-through rate for the Class A-1 Certificates will be a floating rate based on One Month LIBOR + [0.33]% (per annum), subject to a cap equal to 8.00% and a floor equal to 0.33%.
(e) The Class A-2 Certificates and Class A-3 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class A-2 Certificates and Class A-3 Certificates will accrue interest on their notional amount, which will be equal to the Certificate Principal Balance of the Class A-1 Certificates. The pass-through rate for the Class A-2 Certificates will be a floating rate based on [7.67]% minus One-Month LIBOR (per annum), subject to a cap equal to 0.02% and a floor equal to 0.00%. The pass-through rate for the Class A-3 Certificates will be a floating rate based on [7.65]% minus One-Month LIBOR (per annum), subject to a cap equal to 7.65% and a floor equal to 0.00%.
(f) The Class A-6 Certificates and the Class PO Certificates will not be entitled to distributions of interest.
(g) The Class X-1 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class X-1 Certificates will accrue interest on their notional amount, which will be equal to the aggregate stated principal balance of the mortgage loans in subgroup 2 that have net mortgage rates greater than 8.00% per annum.
(h) The pass-through rate for the Class X-1 Certificates is equal to the weighted average of the excess of (a) the net mortgage rate on each mortgage loan with a net mortgage rate greater than 8.00% per annum, over (b) 8.00% per annum.
(i) The pass-through rate for the Class B Certificates is equal to a variable pass-through rate equal to the weighted average of 5.50% and 8.00% per annum, weighted in proportion to the results of subtracting from the aggregate principal balance of the mortgage loans in subgroup 1 and subgroup 2, respectively (other than the portion of the mortgage loans attributable to the Class PO Certificates), the aggregate certificate principal balance of the related class or classes of senior certificates, other than the Class PO Certificates.

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans (the "Mortgage Loans") with an unpaid principal balance of approximately $379,854,263.
- The Mortgage Loans were primarily originated by Waterfield Mortgage Company (approximately 26%), with approximately 116 other originators totaling approximately 74% (none of which represent greater than 5% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is based upon information as of October 1, 2005.

THE STRUCTURE

Senior/subordinate shifting interest structure.

The Certificates:

The trust will issue certificates consisting of senior certificates designated as the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5, Class A-6, Class A-7, Class A-8, Class X-1, Class PO Certificates (the "Senior Certificates") and the Class B-1, Class B-2, Class B-3 Certificates (the "Offered Subordinate Certificates", and together with the Senior Certificates, the "Offered Certificates"). The trust will also issue Class B-4, Class B-5 and Class B-6 Certificates which are not offered hereby.

Summary of Terms

Depositor: Bear Stearns Asset Backed Securities I LLC.

Seller: EMC Mortgage Corporation.

Master Servicer: Wells Fargo Bank, National Association.

Servicers: PHH Mortgage Corporation (approximately 1%), EMC Mortgage Corporation (approximately 95%), Greenpoint Mortgage Funding, Inc. (approximately 1%), Harbourside Mortgage Corporation (approximately 1%), HSBC Mortgage Corporation (USA) (approximately 1%) and SunTrust Mortgage, Inc. (approximately 1%).

Originators: Waterfield Mortgage Company (24%) and approximately 116 others.

Sole Manager: Bear, Stearns & Co. Inc.

Trustee: U.S. Bank National Association.

Cut-off Date: October 1, 2004.

Closing Date: On or about October 31, 2004.

Distribution Date: 25th day of each month (or the next business day), commencing in November 2005.

Prepayment Period: With respect to any Distribution Date, the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs in the case of the Mortgage Loans for which EMC is servicer or such other period as provided in the related servicing agreement with respect to the other servicers.

Pass Through Rates: The pass-through rates for each class of Certificates is shown in the table above.

Interest Payments: On each Distribution Date holders of the Certificates will be entitled to receive the interest that has accrued on the Certificates at the related Pass-Through Rate during the related Accrual Period.

The "Accrual Period" for the Certificates (other than the Class A-1, Class A-2 and Class A-3 Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The Accrual Period for the Class A-1, Class A-2 and Class A-3 Certificates will be the period commencing on the 25th day of the prior month up to and including the 24th day of the month in which the related Distribution Date occurs. The trustee will calculate interest on all of the Certificates based on a 360-day year that consists of twelve 30-day months.

The Class A-6 Certificates and the Class PO Certificates will not be entitled to distributions of interest.

Principal Payments: Senior Optimal Principal Amount: with respect to each subgroup, the Senior Optimal Principal Amount will be an amount equal to the sum of (i) The Senior Percentage of scheduled principal payments of the mortgage loans in the related subgroup, (ii) the Senior Prepayment Percentage of all full and partial prepayments of the mortgage loans in the related subgroup and (iii) the lesser of the Senior Percentage of the Stated Principal Balance of a liquidated Mortgage Loan in the related subgroup or the Senior Prepayment Percentage of the net liquidation proceeds of such Mortgage Loan.

Subordinate Optimal Principal Amount: The Subordinate Optimal Principal Amount will be an amount equal to the sum of (i) The Subordinate Percentage of scheduled principal payments, (ii) the Subordinate Prepayment Percentage of all full and partial prepayments, (iii) the excess of net liquidation proceeds over the amount included in clause (iii) of the Senior Optimal Principal Amount definition and (iv) on the Distribution Date on which the Certificate Principal Balances of the Senior Certificates have been reduced to zero, 100% of any Senior Optimal Principal Amount.

Stated Principal Balance: With respect to any Mortgage Loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to such Mortgage Loan on or before such date, and as further reduced to the extent that any realized loss thereon has been allocated to one or more classes of certificates on or before the date of determination.

Certificate Principal Balance: With respect to any Certificates as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) any reductions in the Certificate Principal Balance thereof deemed to have occurred in connection with allocations of realized losses in the manner described herein, plus any subsequent recoveries allocated to such Class and, in the case of the Class A-8 Certificates on or prior to the Accretion Termination Date, increased by the amount of any Accrual Distribution Amount.

Available Distribution Amount: For any Distribution Date and each subgroup, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the sum of (1) the aggregate amount of scheduled payments on the Mortgage Loans in the related subgroup, insurance proceeds and liquidation proceeds, received during the related Prepayment Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Subservicer and reduced by the master servicing fees and servicing fees.

P&I Advances: The Servicers will be obligated to advance, or cause to be advanced, cash advances with respect to delinquent payments of principal and interest on the Mortgage Loans to the extent that the Servicer reasonably believes that such cash advances can be repaid from future payments on the related Mortgage Loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the Certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the Servicer's advancing obligations.

Subgroup 1 Certificates: The Subgroup 1 Certificates include the Class A-4, Class A-5, Class A-6, Class A-7, Class A-8 and Class PO Certificates.

Subgroup 2 Certificates: The Subgroup 2 Certificates include the Class A-1, Class A-2, Class A-3 and Class X-1 Certificates.

Subgroup 1 Mortgage Loans: The Subgroup 1 Mortgage Loans include all of the Mortgage Loans with a net mortgage rate less than or equal to 5.50% and portions of Mortgage Loans between 5.50% and 8.00% per annum.

Subgroup 2 Mortgage Loans: The Subgroup 2 Mortgage Loans include all of the Mortgage Loans with a net mortgage rate greater than or equal to 8.00% and portions of Mortgage Loans between 5.50% and 8.00% per annum.

Accretion Termination Date: The date on which the Certificate Principal Balances of the Class A-5, Class A6 and Class A-7 Certificates have been reduced to zero.

Accrual Distribution Amount: With respect to each Distribution Date, on or prior to the Accretion Termination Date, the amount of interest accrued on the Class A-8 Certificates at the applicable Pass-Through Rate, which amount shall be added to the Certificate Principal Balance of the Class A-8 Certificates and distributed in accordance with the priorities herein.

Priority of Payments: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of the related Available Distribution Amount, will be made according to the following order of priority:

1. Payment of the accrued and unpaid interest to the holders of the Senior Certificates on a pro rata basis at the applicable Pass-Through Rate;
2. Payment of principal to the Senior Certificates up to an amount equal to the Senior Optimal Principal Amount in the priority described herein;
3. Payment of interest and principal sequentially to the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 and Class B-6 Certificates, in that order, so that each such Class receives (i) first, accrued and unpaid interest at the applicable Pass-Through Rate, and (ii) such Class's allocable share of the Subordinate Optimal Principal Amount.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will reduce the amount of interest distributions with respect to the Certificates, on a pro rata basis, based on the respective amounts of interest accrued on such Certificates for such Distribution Date.

Principal Distributions on the Senior Certificates:

1. Payment of the Available Distribution Amount for subgroup 2 remaining after interest distributions to the related Senior Certificates as described above, to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;
2. Payment of the Available Distribution Amount for subgroup 1 remaining after interest distributions to the related Senior Certificates as described above, to the holders of the Class A-4 Certificates, up to an aggregate amount of $720,000 on each Distribution Date, until the Certificate Principal Balance thereof has been reduced to zero;
3. Payment of the Accrual Distribution Amount, first, to the Class A-5 Certificates, until the Certificate Principal Balance thereof has been reduced to zero; second, pro rata, to the Class A-6 Certificates and Class A-7 Certificates, until the Certificate Principal Balances thereof have been reduced to zero; and third, to the Class A-8 Certificates, until the Certificate Principal Balance thereof has been reduced to zero;
4. Payment of the Available Distribution Amount for subgroup 1 remaining after interest distributions to the related Senior Certificates as described above and principal distributions described in clauses (2) and (3) above, to the holders of the Class A-5 Certificates until the Certificate Principal Balance thereof has been reduced to zero;

5. Payment of the Available Distribution Amount for subgroup 1 remaining after interest distributions to the related Senior Certificates as described above and principal distributions described in clauses (2), (3) and (4) above, pro rata, to the holders of the Class A-6 Certificates and Class A-7 Certificates until the Certificate Principal Balances thereof have been reduced to zero;
6. Payment of the Available Distribution Amount for subgroup 1 remaining after interest distributions to the related Senior Certificates as described above and principal distributions described in clauses (2), (3), (4) and (5) above, to the holders of the Class A-8 Certificates until the Certificate Principal Balance thereof has been reduced to zero;
7. Payment of the Available Distribution Amount for subgroup 1 remaining after interest distributions to the related Senior Certificates as described above and principal distributions described in clauses (2), (3), (4), (5) and (6) above, to the holders of the Class A-4 Certificates until the Certificate Principal Balance thereof has been reduced to zero; and
8. Payment of the Class PO principal distribution amount, to the holders of the Class PO Certificates, until the Certificate Principal Balance thereof has been reduced to zero.

Shifting Interest:

The Senior Certificates will be entitled to receive 100% of the prepayments on the Mortgage Loans up to and including the Distribution Date in October 2010. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next four years provided that (i) the principal balance of the Mortgage Loans 61 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Net Mortgage Rate:

On any Mortgage Loan, the then applicable mortgage rate thereon minus the Servicing Fee Rate and the Master Servicing Fee Rate. The Servicing Fee Rate will be equal to 0.25% per annum and the Master Servicing Fee Rate will be equal to 0.012% per annum.

Allocation of Losses:

Realized losses on the Mortgage Loans will be allocated sequentially to the most junior class of Certificates outstanding beginning with the Class B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, realized losses will be allocated to the Senior Certificates (other than the Class A-2, Class A-3 and Class X-1 Certificates) on a pro rata basis.

Credit Enhancement:

Subordination: The initial Credit Enhancement Percentages are as follows:

Class A	9.50%
Class B-1	5.50%
Class B-2	3.75%
Class B-3	2.70%

Optional Termination: At its option, EMC may purchase all of the Mortgage Loans, together with any properties in respect thereof acquired on behalf of the trust, and thereby effect termination and early retirement of the Certificates, after the aggregate principal balance of the Mortgage Loans, and properties acquired in respect thereof, remaining in the trust has been reduced to less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Registration: The Offered Certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $100,000 and multiples of $1 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The Offered Certificates (other than the Class R Certificates) may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Senior Certificates and Class B-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Selected Collateral Characteristics For the Mortgage Loans

As of the Cut-Off Date

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$379,854,264		
Number of Loans	1,960		
Average Scheduled Principal Balance	$193,803	$30,805	$2,000,000
(1) Original Loan-to-Value Ratio	75.64%	18.14%	100.00%
(1) Mortgage Rate	6.7949%	5.5000%	9.5000%
(1) Net Mortgage Rate	6.5329%	5.2380%	9.2380%
(1) Remaining Term to Stated Maturity (months)	359	239	360
(1) (1i) Credit Score	706	578	816

(1) Weighted Average reflected in Total. (1i) Non-Zero Weighted Average Credit Score

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Fixed Rate	100.00%
Lien	First	100.00%
Property Type	Two- to four- family units	14.43%
	Co-Op	0.08%
	Lo-Condo	4.28%
	Hi-Condo	0.86%
	Manufactured Home	0.10%
	PUD	23.26%
	Single-family	56.47%
	Townhouse	0.51%
Geographic Distribution	California	15.02%
	Texas	10.81%
	Arizona	9.35%
	Florida	8.33%
	Georgia	7.44%
	Maryland	6.07%
Number of States (including DC)	46	
Documentation Type	Full/Alternative	13.66%
	No Documentation	8.47%
	No Income/No Asset	3.40%
	No Ratio	18.33%
	Stated Income	50.70%
	Stated/Stated	5.44%
Loans with Prepayment Penalties		35.77%
Interest Only Loans		44.79%

Credit Score Distribution of the Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
N/A	13	1,809,304	0.48	139,177	70.52	22.37	18.47
560 - 579	3	373,799	0.10	124,600	67.75	0.00	0.00
580 - 599	9	1,486,020	0.39	165,113	67.29	35.70	42.72
600 - 619	13	2,240,809	0.59	172,370	70.11	32.23	41.41
620 - 639	170	32,959,824	8.68	193,881	75.53	12.33	44.04
640 - 659	170	34,430,324	9.06	202,531	76.74	9.55	37.87
660 - 679	254	49,175,127	12.95	193,603	75.94	9.56	42.74
680 - 699	282	52,617,565	13.85	186,587	75.26	10.84	46.04
700 - 719	281	52,204,522	13.74	185,781	76.32	12.99	45.75
720 - 739	251	47,835,826	12.59	190,581	77.55	14.86	47.13
740 - 759	212	43,158,158	11.36	203,576	75.15	17.15	52.54
760 - 779	181	35,546,699	9.36	196,391	74.18	19.74	39.28
780 - 799	89	18,658,538	4.91	209,646	76.19	17.75	45.39
800 - 819	32	7,357,750	1.94	229,930	68.23	11.45	53.31
Total / Weighted Average:	1,960	379,854,264	100.00	193,803	75.64	13.66	44.79

Debt-to-Income Ratios of the Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
0.00% - 0.00%	541	114,729,269	30.20	212,069	710	73.11	0.00	39.55
0.01% - 5.00%	7	1,335,326	0.35	190,761	675	76.58	3.47	57.02
5.01% - 10.00%	12	1,674,544	0.44	139,545	703	73.11	0.00	50.82
10.01% - 15.00%	30	4,962,844	1.31	165,428	723	78.61	16.37	62.48
15.01% - 20.00%	70	11,294,835	2.97	161,355	719	77.27	22.71	43.58
20.01% - 25.00%	103	21,643,265	5.70	210,129	712	75.33	11.01	45.02
25.01% - 30.00%	149	24,078,319	6.34	161,599	704	75.96	20.50	51.82
30.01% - 35.00%	233	46,221,827	12.17	198,377	704	74.64	19.94	42.49
35.01% - 40.00%	246	45,733,615	12.04	185,909	707	77.59	12.30	45.47
40.01% - 45.00%	298	55,313,169	14.56	185,615	704	77.07	20.29	47.43
45.01% - 50.00%	240	47,589,446	12.53	198,289	698	78.20	26.53	49.64
50.01% - 55.00%	28	4,538,426	1.19	162,087	702	78.70	42.87	50.75
55.01% - 60.00%	2	555,495	0.15	277,748	638	80.00	56.89	56.89
60.01% - 65.00%	1	183,883	0.05	183,883	722	80.00	100.00	0.00
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Original Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	573	42,782,736	11.26	74,664	707	78.07	24.86	16.27
$100,000 - $200,000	826	116,869,483	30.77	141,488	704	78.33	17.82	37.98
$200,000 - $300,000	254	62,734,034	16.52	246,984	700	77.58	5.34	49.10
$300,000 - $359,650	101	33,548,742	8.83	332,166	693	77.78	6.78	48.40
$359,651 - $400,000	24	9,210,064	2.42	383,753	712	73.50	16.63	49.94
$400,001 - $500,000	73	32,620,614	8.59	446,858	720	73.92	16.31	63.40
$500,001 - $600,000	44	24,110,361	6.35	547,963	713	72.11	9.04	47.41
$600,001 - $700,000	30	19,365,031	5.10	645,501	708	74.67	10.12	54.01
$700,001 - $800,000	9	6,778,171	1.78	753,130	715	67.51	21.48	44.05
$800,001 - $900,000	4	3,517,761	0.93	879,440	707	71.13	24.08	50.35
$900,001 - $1,000,000	9	8,632,659	2.27	959,184	735	67.34	0.00	89.51
$1,000,001 - $1,100,000	2	2,072,043	0.55	1,036,022	731	53.01	0.00	50.19
$1,200,001 - $1,300,000	1	1,298,825	0.34	1,298,825	744	69.71	0.00	0.00
$1,300,001 - $1,400,000	2	2,727,500	0.72	1,363,750	714	75.06	0.00	100.00
$1,400,001 - $1,500,000	3	4,453,969	1.17	1,484,656	672	57.99	33.68	67.36
$1,500,000+	5	9,132,272	2.40	1,826,454	717	58.87	0.00	58.54
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Current Mortgage Loan Principal Balances of the Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
$1 - $100,000	574	42,882,506	11.29	74,708	707	78.01	24.80	16.23
$100,000 - $200,000	825	116,769,714	30.74	141,539	704	78.35	17.83	38.01
$200,000 - $300,000	254	62,734,034	16.52	246,984	700	77.58	5.34	49.10
$300,000 - $359,650	101	33,548,742	8.83	332,166	693	77.78	6.78	48.40
$359,651 - $400,000	24	9,210,064	2.42	383,753	712	73.50	16.63	49.94
$400,001 - $500,000	73	32,620,614	8.59	446,858	720	73.92	16.31	63.40
$500,001 - $600,000	44	24,110,361	6.35	547,963	713	72.11	9.04	47.41
$600,001 - $700,000	30	19,365,031	5.10	645,501	708	74.67	10.12	54.01
$700,001 - $800,000	9	6,778,171	1.78	753,130	715	67.51	21.48	44.05
$800,001 - $900,000	4	3,517,761	0.93	879,440	707	71.13	24.08	50.35
$900,001 - $1,000,000	9	8,632,659	2.27	959,184	735	67.34	0.00	89.51
$1,000,001 - $1,100,000	2	2,072,043	0.55	1,036,022	731	53.01	0.00	50.19
$1,200,001 - $1,300,000	1	1,298,825	0.34	1,298,825	744	69.71	0.00	0.00
$1,300,001 - $1,400,000	2	2,727,500	0.72	1,363,750	714	75.06	0.00	100.00
$1,400,001 - $1,500,000	3	4,453,969	1.17	1,484,656	672	57.99	33.68	67.36
$1,500,000+	5	9,132,272	2.40	1,826,454	717	58.87	0.00	58.54
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Net Mortgage Rates of the Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
5.000% - 5.499%	15	4,147,378	1.09	276,492	740	67.23	13.98	18.73
5.500% - 5.999%	299	76,467,545	20.13	255,744	713	71.10	13.08	34.87
6.000% - 6.499%	670	136,480,903	35.93	203,703	707	75.21	16.10	49.89
6.500% - 6.999%	534	90,564,610	23.84	169,597	704	77.95	13.66	46.12
7.000% - 7.499%	302	50,210,404	13.22	166,260	699	78.86	9.33	49.50
7.500% - 7.999%	106	17,181,834	4.52	162,093	704	78.96	9.36	45.00
8.000% - 8.499%	21	2,685,279	0.71	127,870	658	78.86	22.60	2.89
8.500% - 8.999%	9	1,500,370	0.39	166,708	671	77.92	2.99	12.58
9.000% - 9.499%	4	615,941	0.16	153,985	733	80.00	0.00	0.00
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Mortgage Rates of the Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
5.500% - 5.999%	57	15,000,483	3.95	263,166	721	67.30	11.42	17.62
6.000% - 6.499%	405	100,878,103	26.56	249,082	714	72.22	14.73	41.78
6.500% - 6.999%	733	138,282,578	36.40	188,653	704	76.36	15.44	48.13
7.000% - 7.499%	400	65,526,653	17.25	163,817	703	78.46	13.44	47.04
7.500% - 7.999%	275	46,911,432	12.35	170,587	701	78.79	8.81	51.31
8.000% - 8.499%	59	8,712,905	2.29	147,676	701	78.65	5.45	41.82
8.500% - 8.999%	26	3,800,237	1.00	146,163	660	78.42	14.14	7.01
9.000% - 9.499%	1	125,931	0.03	125,931	674	78.75	0.00	0.00
9.500% - 9.999%	4	615,941	0.16	153,985	733	80.00	0.00	0.00
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Original Loan-to-Value Ratios of the Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Percent Full Documentation	Percent Interest Only
15.01% - 20.00%	1	55,500	0.01	55,500	639	0.00	0.00
20.01% - 25.00%	2	172,797	0.05	86,399	762	0.00	0.00
25.01% - 30.00%	2	219,670	0.06	109,835	669	0.00	0.00
30.01% - 35.00%	5	982,658	0.26	196,532	774	0.00	0.00
35.01% - 40.00%	7	2,696,461	0.71	385,209	732	3.71	0.00
40.01% - 45.00%	6	2,696,019	0.71	449,337	758	0.00	21.92
45.01% - 50.00%	11	6,277,288	1.65	570,663	693	23.90	28.48
50.01% - 55.00%	12	5,714,362	1.50	476,197	745	7.08	69.52
55.01% - 60.00%	27	10,592,209	2.79	392,304	706	0.00	48.32
60.01% - 65.00%	96	30,214,686	7.95	314,736	694	1.94	47.65
65.01% - 70.00%	89	22,922,553	6.03	257,557	706	4.11	63.83
70.01% - 75.00%	89	19,063,785	5.02	214,200	697	12.04	49.47
75.01% - 80.00%	1,569	270,460,250	71.20	172,377	707	15.94	44.02
80.01% - 85.00%	10	2,126,501	0.56	212,650	721	40.47	18.66
85.01% - 90.00%	22	3,525,708	0.93	160,259	686	24.96	0.00
90.01% - 95.00%	9	1,726,863	0.45	191,874	700	46.20	43.87
95.01% - 100.00%	3	406,952	0.11	135,651	705	100.00	0.00
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	13.66	44.79

Geographic Distribution of Mortgaged Properties of the Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
California	141	57,043,184	15.02	404,562	711	70.04	4.72	50.27
Texas	362	41,064,398	10.81	113,438	710	78.49	20.71	16.99
Arizona	159	35,517,409	9.35	223,380	713	76.37	11.14	71.38
Florida	145	31,647,006	8.33	218,255	704	74.52	6.68	56.07
Georgia	200	28,253,149	7.44	141,266	698	80.31	25.38	38.58
Maryland	78	23,075,198	6.07	295,836	699	75.17	12.64	71.91
New York	50	18,962,421	4.99	379,248	707	70.22	15.50	37.38
Virginia	67	17,916,361	4.72	267,408	717	76.28	18.05	52.69
New Jersey	52	15,808,238	4.16	304,005	699	72.71	1.76	33.23
Colorado	53	9,845,763	2.59	185,769	701	77.39	12.09	73.41
Illinois	65	9,665,839	2.54	148,705	695	77.37	11.67	19.32
Pennsylvania	48	7,585,207	2.00	158,025	693	79.81	16.09	18.57
Other (1)	540	83,470,092	21.99	154,574	707	77.61	17.41	37.89
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

[1] Other includes states and the District of Columbia with fewer than 2% concentrations individually.

Subordinate Financing of the Mortgage Loans

Range of Junior Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
NO	332	103,612,060	27.28	312,085	704	68.41	11.89	39.46
YES	1,628	276,242,204	72.72	169,682	707	78.36	14.32	46.80
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Mortgage Loan Purpose of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Equity Refinance	281	79,678,928	20.98	283,555	691	67.24	14.62	41.77
Purchase	1,615	285,330,211	75.12	176,675	711	78.25	13.23	45.57
Rate/Term Refinance	64	14,845,125	3.91	231,955	698	70.75	16.68	46.10
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Mortgage Loan Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Full/Alternative	350	51,877,517	13.66	148,221	714	78.77	100.00	41.35
No Documentation	132	32,178,914	8.47	243,780	723	67.08	0.00	30.93
No Income/No Asset	61	12,913,362	3.40	211,694	703	70.48	0.00	40.74
No Ratio	348	69,636,993	18.33	200,106	705	76.38	0.00	43.32
Stated Income	996	192,584,543	50.70	193,358	702	76.56	0.00	48.28
Stated/Stated	73	20,662,935	5.44	283,054	706	73.37	0.00	50.04
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Occupancy Types of the Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Investor	897	136,186,074	35.85	151,824	719	75.52	19.16	45.40
Primary Residence	986	226,791,041	59.70	230,011	698	75.78	9.79	44.69
Second/Vacation	77	16,877,149	4.44	219,184	722	74.80	21.20	41.26
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Mortgaged Property Types of the Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Two- to four- family units	259	54,831,398	14.43	211,704	716	75.08	17.94	38.59
Co-Op	1	311,731	0.08	311,731	773	80.00	100.00	0.00
Condominium	98	16,271,822	4.28	166,039	716	73.58	13.38	55.81
Hi-Rise Condo	8	3,247,972	0.86	405,996	710	65.97	15.68	55.60
Manufactured Home	1	383,708	0.10	383,708	674	80.00	100.00	0.00
Planned Unit Development	420	88,369,084	23.26	210,403	708	77.02	12.89	56.40
Single-family	1,160	214,514,983	56.47	184,927	702	75.49	12.52	40.62
Townhouse	13	1,923,566	0.51	147,967	721	78.60	21.71	58.27
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Prepayment Penalty Terms of the Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
None	1,234	243,933,237	64.22	197,677	705	75.34	14.36	41.08
3 Months	1	159,710	0.04	159,710	753	80.00	0.00	0.00
5 Months	1	240,000	0.06	240,000	684	80.00	0.00	100.00
6 Months	106	31,484,843	8.29	297,027	717	72.41	9.39	63.23
8 Months	15	3,681,564	0.97	245,438	709	79.27	8.71	49.91
12 Months	36	7,307,266	1.92	202,980	702	78.12	10.02	45.87
24 Months	4	576,377	0.15	144,094	701	79.56	47.99	63.31
36 Months	535	89,685,790	23.61	167,637	707	77.08	12.66	47.94
60 Months	28	2,785,477	0.73	99,481	732	79.70	43.35	45.20
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Interest Only Terms of the Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio	Percent Full Documentation	Percent Interest Only
Not Interest Only	1,286	209,699,866	55.21	163,064	705	75.61	14.51	0.00
60 Months	14	2,409,567	0.63	172,112	728	78.06	4.22	100.00
120 Months	660	167,744,831	44.16	254,159	708	75.65	12.73	100.00
Total / Weighted Average	1,960	379,854,264	100.00	193,803	706	75.64	13.66	44.79

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Doug Lucas *Sr. Managing Director*	Tel: (212) 272-5451 dlucas@bear.com

MBS Structuring

Perry Rahbar *Vice-President*	Tel: (212) 272-5451 prahbar@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Russell Long – S&P	Tel: (212) 438-5053 russell_long@standardandpoors.com
Todd Swanson – Moody's	Tel: (415) 274-1714 todd.swanson@moodys.com